UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,
VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	18 October 2017

Location	London, United Kingdom

Release Number	33/17

CHANGE TO BHP SUSTAINABILITY COMMITTEE CHAIRMAN

Further to the announcement on 23 August 2017 that Malcolm Brinded has decided not to stand for re-election as a Non-executive Director at the 2017 Annual General Meetings, Mr Brinded will also step down as Chairman of the Sustainability Committee.

Malcolm Broomhead has been appointed as the Chairman of the Sustainability Committee from 19 October 2017. Mr Broomhead has been a Non-executive Director of BHP since March 2010.

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations
Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com
Australia and Asia	Australia and Asia
Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
United Kingdom and South Africa	United Kingdom and South Africa
Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas
Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	October 18, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary